Exhibit 99.1

PRESS RELEASE

BROOKFIELD ASSET MANAGEMENT ANNOUNCES
PROPOSED OFFERING OF NOTES

TORONTO, May 25, 2016 — Brookfield Asset Management Inc. ("Brookfield") (TSX: BAM.A, NYSE: BAM, Euronext: BAMA) today announced that it is commencing a public offering, subject to market and other conditions, of US$350 million of notes due 2026 (the "notes"). The notes will be issued by a subsidiary of Brookfield, Brookfield Finance Inc., and will be fully and unconditionally guaranteed by Brookfield. The net proceeds of the offering will be used for general corporate purposes.

Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. are acting as joint book-running managers for the offering.

The notes will be offered under Brookfield Finance Inc.'s existing base shelf prospectus filed in the United States and Canada. Brookfield Finance Inc. has filed a preliminary prospectus supplement relating to the offering of the notes. You may obtain these documents for free on EDGAR at www.sec.gov or on SEDAR at www.sedar.com.

Alternatively, copies can be obtained from:

Citigroup Global Markets Inc. c/o Broadridge Financial Solutions 1155 Long Island Avenue Edgewood, New York 11717 Telephone: 1-800-831-9146 Email: prospectus@citi.com	Deutsche Bank Securities Inc. 60 Wall Street New York, New York 10005-2836 Telephone: 1-800-503-4611 Email: prospectus.CPDG@db.com

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This news release does not constitute an offer to sell or the solicitation of an offer to buy the notes described herein, nor shall there be any sale of these notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The notes being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the base shelf prospectus or the preliminary prospectus supplement.

Brookfield Asset Management
Brookfield Asset Management Inc. is a global alternative asset manager with $240 billion in assets under management. The company has more than a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively.

For more information, please visit our website at www.brookfield.com or contact:
Suzanne Fleming Communications & Media Tel: (212) 417-2421 Email: Suzanne.fleming@brookfield.com	Linda Northwood Investor Relations Tel: (416) 359-8647 Email: Linda.northwood@brookfield.com

PRESS RELEASE

Forward-Looking Statements

Note: This news release contains "forward-looking information" within the meaning of Canadian provincial securities laws and "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The word "will" and derivations thereof and other expressions that are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements.
Forward-looking statements in this news release include statements with respect to the offering and the use of proceeds from the offering described in this news release. Although Brookfield believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; and other risks and factors detailed from time to time in the Company's Annual Report on Form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the Company with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.